Mail Stop 3561

									November 4, 2005


Mr. Richard Lee
Director and Officer
Viropro, Inc.
8515, Place Devonshire, Suite 207
Mount-Royal Town, Quebec
Canada H4P 2K1

      Re:	Viropro, Inc.
      Form 10-KSB for the Fiscal Year Ended November 30, 2004
      Filed March 14, 2005
      Form 10-QSB for the Fiscal Quarter Ended August 31, 2005
      File No. 333-06718

Dear Mr. Lee:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-KSB for the Fiscal Year Ended November 30, 2004

Financial Statements

Report of Registered Public Accounting Firm, page 9

1. Please obtain and file a revised audit report that indicates that the audit was conducted in accordance with the standards of The Public Company Accounting Oversight Board (PCAOB). Your auditor may not modify this language. See Commission Release 34-49707 dated May
14, 2004 and PCAOB Release 2003-025 (particularly Section B.2) issued
December 17, 2003 for guidance.

Independent Auditor`s Report, page 10

2. We note that Bennett Thrasher PC audited your balance sheet as of
November 30, 2003 and the related statements of operations, stockholders` deficit and cash flows for the five month period then ended. It is our understanding that Bennett Thrasher PC was not registered with The Public Company Accounting Oversight Board (PCAOB). Section 102 of the Sarbanes-Oxley Act of 2002 made it unlawful after October 22, 2003 for any person that is not a registered public accounting firm or associated person therewith (i.e., registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report with respect to any issuer. This provision applies to any issuer whose securities are registered under Section 12 of the Securities Exchange
Act of 1934 that is required to file reports under Section 15(d) of that Act, or that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933 and has not been withdrawn. Additionally, since a review is an integral part of the audit, the firm performing any interim reviews is required to be registered with the PCAOB. For example, Bennett Thrasher PC does not have the legal ability to issue audit reports or perform interim reviews in accordance with SAS 100. Since Bennett Thrasher PC was not registered with the PCAOB, you will need to do the following in order to amend prior filings or reports, meet your year-end filing deadlines and comply with the requirements of the Sarbanes-Oxley Act of 2002 and the PCAOB:

* Engage the successor registered public accounting firm to re-audit or re-review any periods that were audited or reviewed by Bennett
Thrasher PC after registration was required (October 22, 2003).

* Amend any previously filed Forms 10-KSB or 10-QSB to label the columns of the financial statements as unaudited or not reviewed, and remove any audit or review reports from the respective filings.

* File amendments to any Forms 10-KSB or 10-QSB after the financial statements have been re-audited or re-reviewed by your successor registered public accounting firm.

Notes to Financial Statements

Note 2: Summary of Significant Accounting Policies, page 16

3. It appears that you changed your functional currency from the U.S.
Dollar to the Canadian Dollar during fiscal year 2004. Please confirm whether our assessment is correct and whether you have used the U.S. Dollar as your reporting currency for all historical periods presented. Please also:

* Justify your use of the Canadian Dollar as your functional currency by addressing each of the salient economic factors in paragraph 42 of
SFAS 52. As discussed in paragraph 39 of SFAS 52, the functional currency is typically the currency of the environment in which an entity primarily generates and expends cash;

* Explain how you determined the foreign currency translation adjustment line item on your statements of cash flows should consist of the foreign currency translation amount in your statement of stockholders` equity. The statement of cash flows should report the reporting currency equivalent of foreign currency cash flows using the exchange rates in effect at the time of the cash flows.
Please
refer to paragraph 101 of SFAS 95 for guidance;

* Tell us how you accounted for the change in functional currency and whether any adjustments were recorded as of the date of the change.
Please also consider the need to disclose the nature and timing of the change, the actual and reasonably likely effects of the change, and economic facts and circumstances that led management to conclude that the change was appropriate. Please refer to paragraphs 45-46 of
SFAS 52 for guidance.

4. Based on your Note 9 disclosures, it appears you generally account for equity instruments issued to other than employees based on the fair value of the equity instruments. Please tell us and disclose the dates you use to measure the fair value of your equity instrument issuances and the periods you use to recognize the related expense.
Please demonstrate how your accounting policies are in accordance with EITF 96-18 and/or other applicable accounting guidance.

Note 9: Subsequent Events, page 22

5. We note that you have classified common stock issued after year-end for services performed or cash received prior to year-end as stock subscriptions. Since the term "stock subscription" is typically used to describe stock sale receivables that are reflected as a reduction in shareholders` equity, we do not believe that "stock subscription" is an appropriate designation for these transactions.
Please revise or advise.

8A. Controls and Procedures, page 23

6. We note that your certifying officer discloses his conclusion as to the effectiveness of your disclosure controls and procedures "as of the date of this report." However, Item 307 of Regulation S-B requires that your certifying officer disclose his conclusion regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." See also paragraph 4(c) of Exhibits 31.1 and 31.2. Please revise accordingly. Please similarly revise your Form 10-QSB for the quarterly period ended August 31, 2005.

7. Please revise your filing to identify any changes, not just significant changes, in your internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting.
See Item 308(c) of Regulation S-B.  Please similarly revise your
Form
10-QSB for the quarterly period ended August 31, 2005.

Form 10-QSB for the Fiscal Quarter Ended August 31, 2005

Exhibit 31

8. Your Form 8-K filed on September 22, 2005 indicates that you appointed a new CEO prior to the filing of your most recent Form 10-
QSB. Please file an amended Form 10-QSB that includes a certification from the newly appointed CEO. See Questions 13 and 14, by analogy, of the SEC`s Sarbanes-Oxley Act of 2002 Frequently
Asked
Questions available on our website at www.sec.gov. If not the same individual, please ensure that the amended filing includes separate certifications from the principal executive officer and principal financial officer. Please re-file the entire Form 10-QSB and not just the revised certifications.


      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Andrew Blume (Staff Accountant) at (202)
551-
3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-
3716
with any other questions.


								Sincerely,



						William Choi
									Accounting Branch
Chief


Mr. Richard Lee
Viropro, Inc.
November 4, 2005
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